EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDEND REQUIREMENTS

      The following table sets forth the ratio of earnings to fixed charges and preferred stock dividend requirements for the periods indicated:

Years Ended July 31,			Years Ended December 31,
		5 Months Ended
1997	1998	December 31, 1998	1999	2000	2001

2.9	2.4	2.1	2.0	1.7	1.6

      For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends) to income before extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS
Year Ended December 31, 2001
(Dollar amounts in thousands)

Earnings:
Pretax income from continuing operations	$89,983
Interest expense (including amortization of debt discount, premium and issuing costs and capitalized interest)	85,950
Other adjustments	426

Total	$176,359

Fixed charges:
Interest expense (including amortization of debt discount, premium and issuing costs and capitalized interest)	$85,950
Other adjustments	426

Total	$86,376

PREFERRED DIVIDEND REQUIREMENTS	$22,639

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$109,015

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.6